UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)

Phillips-Van Heusen Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

718592 10 8
(CUSIP Number)

David S. Rosenthal, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

May 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

_____________
*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 718592 10 8		Page 2 of 6 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Partners Europe Managers Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,566,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,566,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,566,519
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14		TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 718592 10 8		Page 3 of 6 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe V GP Co. Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,566,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,566,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,566,519
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718592 10 8	Page 4 of 6 Pages

This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D amends Items 4, 6 and 7, of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 21, 2003 (the "Original Schedule 13D") and amended by Amendment No. 1 filed on July 20, 2005 and Amendment No. 2 filed on May 9, 2006 (as so amended, the "Schedule 13D") by the Reporting Persons with respect to the shares of Common Stock of Phillips-Van Heusen Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Schedule 13D.

ITEM. 4   PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

Conversion Agreement

In connection with the May 2006 Underwriting Agreement (as defined below), on May 9, 2006, the Company and the Europe V Funds entered into a Conversion Agreement (the "May 2006 Conversion Agreement").  The following discussion provides a description of certain relevant provisions of the May 2006 Conversion Agreement that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Pursuant to the terms of the May 2006 Conversion Agreement, the Europe V Funds agreed, in connection with the May 2006 Underwriting Agreement (as defined below) to convert 6116.26182 shares of Series B Stock (representing all of the remaining shares of Series B Stock owned by them) into 11,566,119 shares of Common Stock.  The Company agreed to pay to each Europe V Fund $0.88 per share of Common Stock upon the closing of the offering.

The foregoing description of the May 2006 Conversion Agreement is not intended to be complete and is qualified in its entirety by the complete text of the May 2006 Conversion Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Underwriting Agreement

On May 9, 2006, the Company and the Europe V Funds entered into an Underwriting Agreement (the "May 2006 Underwriting Agreement) with Lehman Brothers Inc., as representative of the several underwriters listed on the schedule thereto (the "Underwriters").  The following discussion provides a description of certain relevant provisions of the May 2006 Underwriting Agreement that may relate to or result in a transaction event or action enumerated in paragraphs 9a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Pursuant to the terms of the May 2006 Underwriting Agreement, the Europe V Funds agreed to sell to the Underwriters (a) 10,057,495 shares of Common Stock at a price per share of $36.385; and (b) 1,508,624 shares of Common Stock, in connection with the Underwriters' over-allotment option at a price per share of $36.385.

CUSIP No. 718592 10 8	Page 5 of 6 Pages

In addition, pursuant to the terms of the may 2006 Underwriting Agreement, the Europe V Funds agreed, for a period of 90 days from the date of the Prospectus (as defined in the May 2006 Underwriting Agreement), not to, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exchangeable for Common Stock (other than the shares of Common Stock sold to the Underwriters pursuant tot he May 2006 Underwriting Agreement), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) cause to be filed a registration statement with respect to any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Lehman Brothers Inc. on behalf of the Underwriters.

The foregoing description of the May 2006 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the May 2006 Underwriting Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses set forth in Item 4 of this Amendment are incorporated herein by reference in their entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1	May 2006 Conversion Agreement, dated as of May 9, 2006
Exhibit 2	May 2006 Underwriting Agreement, dated as of May 9, 2006

CUSIP No. 718592 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
APAX PARTNERS EUROPE MANAGERS LIMITED

By:	/s/Paul Fitzsimmons
Name: Paul Fitzsimmons
Title: Director

By:	/s/Ian Jones
Name: Ian Jones
Title: Director

APAX EUROPE V GP CO. LIMITED

By:	/s/Denise Fallaize
Name: Denise Fallaize
Title: Director